PRESS RELEASE
CZN-TSX CZICF-OTCBB SRS-Frankfurt	October 9, 2007

MINERAL RESOURCES CONFIRMED AND UPGRADED AT PRAIRIE CREEK MINE

Vancouver – October 9, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) is very pleased to report the results of the new Mineral Resource estimate on the Main Zone at Prairie Creek Mine. The new estimate, which was independently prepared by MineFill Services Inc. in compliance with the standards in National Instrument 43-101, verifies and confirms the previous historical resource estimate completed by MRDI in 1998.

Significant upgrades in resource categories have been recorded as the new estimation includes the results of the first phase of the 2006/07 underground drilling campaign.  Phase I of the program, completed in July 2007, comprised 41 underground diamond drill holes, drilled on 50 metre centres, totaling 8,200 metres.

“The objective of the 2006/07underground drilling program is to bring the Prairie Creek resource into 43-101 compliance and to define at least 10 years of mine life in the Measured and Indicated categories.  These objectives have already been reached and surpassed, as confirmed by the new estimate, and the project can now move ahead with further detailed mine planning and development”  Mr. Alan Taylor COO and VP Exploration stated.

Highlights

•	Total Measured and Indicated Resources 5.8 million tonnes at>20% combined Pb and Zn

•	Measured Resources in Vein increase 73% at 25% combined Pb and Zn with 212g/t Ag

•	Indicated Resources in Vein increase 105% at 24% combined Pb and Zn with 212g/t Ag

•	Inferred Resource in vein 5.5 million tonnes at 25% combined Pb and Zn with 216g/t Ag

•	Average increase of 10% in silver grades

•	Confirmation of grade and continuity in a 43-101 compliant resource report

Within the Prairie Creek deposit three types of mineralization were recognized; vein, stratabound and stockwork.

Measured and Indicated Resources Increase

Vein mineralization hosts the majority of the presently defined mineral resource. As a direct result of the recent underground tunnel development creating new vein exposures in drifts and crosscuts the Measured Resource within vein material has now increased by 73% from the previous 542,000 tonnes to 938,624 tonnes grading, 11.63% Pb, 13.11% Zn, 211.89 g/t Ag and 0.465 % Cu.

Indicated resources within vein material have increased by 105% to 2,944,862 tonnes grading 11.16% Zn, 12.67% Pb, 212.39 g/t Ag, and 0.472% Cu. The significant increase in the Indicated resources is directly attributable to the recent underground diamond drill program from the newly established decline tunnel development.

In a similar manner, Measured resources within stratabound mineralization have increased to 611,417 tonnes grading 6.68% Pb, 10.85% Zn and 67.55 g/t Ag.  This is also directly related to the recent underground drilling locating new stratabound material.  Indicated resources within the stratabound mineralization now stand at 663,261 tonnes grading 5.53% Pb, 10.15% Zn, and 61.99 g/t Ag.

The stockwork resource was downgraded since it was determined that there is currently a lack of sufficient data to generate any meaningful geostatistics.

Total Measured and Indicated resource categories at Prairie Creek now stand at 5,840,329 tonnes grading 9.90% Pb, 10.71% Zinc, 161.12 g/t Ag and 0.326% Cu, which would represent a mine life well in excess of ten years at the planned 1,000 to 1,500 tonnes per day production rate.

Inferred Resources open-ended

In addition, there remains a large Inferred resource, which mostly reports to the Vein, of 5,541,576 tonnes grading 11.43% Pb, 13.53% Zn, 214.80 g/t Ag and 0.514% Cu. “Inferred mineral resources” have significant uncertainty as to their existence, as well as to their economic feasibility. The Inferred resources lie within the Main Zone in an area along strike to the north where there are currently only widely spaced drill holes. The vein remains open along strike to the north and a surface mineral showing lies four kilometres along strike from the last drill hole in the vein.

Prairie Creek Mine:  Summary-Main Zone Mineral Resource Estimations
 (CIMM, 2000),by Resource Category
MineFill September 2007

Mineralization Type	Category	Tonnes	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
VEIN	Measured	938,624	11.63	13.11	211.89	0.465
	Indicated	2,944,862	12.67	11.16	212.39	0.472
	M + I	3,883,486	12.42	11.63	212.27	0.470
	Inferred	5,516,297	11.46	13.55	215.53	0.516

STRATABOUND	Measured	611,417	6.68	10.85	67.55	-
	Indicated	663,261	5.53	10.15	61.99	-
	M + I	1,274,678	6.08	10.49	64.66	-
	Inferred	21,234	5.65	10.49	55.71	-

VEIN PLUS	Measured	1,550,041	9.68	12.22	155.0	0.282
STRATABOUND	Indicated	3,608,123	11.36	10.97	184.7	0.385
	M + I	5,158,164	10.85	11.35	175.8	0.354
	Inferred	5,537,531	11.44	13.54	214.9	0.514

STOCKWORK	Indicated	682,165	2.68	5.85	50.15	0.112
	Inferred	4,045	2.51	5.54	51.31	0.126

TOTALS	Measured	1,550,041	9.68	12.22	154.95	0.282
	Indicated	4,290,288	9.98	10.16	163.34	0.342
	M + I	5,840,329	9.90	10.71	161.12	0.326
	Inferred	5,541,576	11.43	13.53	214.80	0.514

Resource Estimation Details

MineFill Services Inc. completed the mineral resource estimates for the Prairie Creek Mine Main Zone mineralization.  Dr. David Stone P.Eng., and Stephen Godden C.Eng., are the principals involved with the MineFill report and are the Qualified Independent Persons for the purposes of National Instrument 43-101. The resources were estimated in accordance to the definitions stated in the Canadian Institute of Mining and Metallurgy and Petroleum “Standards on Mineral Resources and Mineral Reserves” adopted by the CIM Council on November 14, 2000 (CIMM 2000) and qualifies as NI 43-101 compliant.

The resource estimates relied on underground channel sample, surface drillcore and underground drillcore data collected by the Company since 1992.  Only those assays that were deemed verified were used for purposes of resource estimation. To facilitate grade estimation and statistical analysis, drillhole samples were composited from the vein, stratabound and stockwork mineralization.  Separate analyses were carried out for silver, copper, lead, zinc and for specific gravity.

The Company provided MineFill with solids that outlined the three types of mineralization (vein, stratabound and stockwork).  MineFill verified the solids against the database and found that the solids created were representative of the mineralized zones. Variography was performed on the composite data for the vein mineralized solid. In order to exclude outliers, the maximum composite values used for silver and copper were limited to 1,000 grams per tonne and 2.6 percent, respectively.  No other restrictions were placed on the data.  Two block models were created in SURPAC, one which encompassed the vein and stockwork solids and a second that encompassed the stratabound solid.  Block assay values were computed by the inverse distance to the second power (ID2).

The undiluted, Main Zone resource estimates summarized  in the table above  were classified as Measured, Indicated and Inferred, according to CIMM (2000) resource classification standards:

•
resources in the vein were considered Measured when estimation was carried out using an octant search with a maximum of three empty adjacent octants, a range of 30.67 metres (two thirds of the minimum search radius/the search radius for silver, found by variography), a minimum sample count of four and a maximum sample count of 24;

•	Measured resources were not classified in the stockwork mineralized zone due to the assumptions applied in analysis (Indicated and Inferred resources only were defined);

•
resources in the stratabound zone were considered Measured when estimation was carried out using an octant search with a minimum of three empty adjacent octants, a range of 26.85 metres (two thirds of the minimum search radius/the search radius for zinc, found by variography), a minimum sample count of four and a maximum sample count of 24;

•
resources were classified as Indicated when estimation was carried out using an ellipsoidal search with ranges of 47.87 metres for the Main Quartz Vein and stockwork mineralization (two thirds of the maximum search radius/the search radius for lead, found by variography) and 41.01 metres for stratabound mineralization (two thirds of the maximum search radius/the search radius for silver, found by variography), a minimum sample count of two and a maximum sample count of 24; and

•	ellipsoidal searches with a range of 300 metres define the remainder of the available resources as Inferred.

To view the complete Report please refer to the SEDAR website at www.SEDAR.com, where the MineFill Report will be filed, or to the Company’s website at www.canadianzinc.com

Background

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1000 ton per day mill and related infrastructure and equipment.

The Prairie Creek property consists of mining leases, surface leases and mineral claims totaling over 11,000 hectares of ground.  Apart from this well defined area the property contains numerous other surface mineral showings which have had little exploration evaluation carried out.

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com